SECURITAS SYSTEMS

07022675

Stockholm 07 04 04

082-35019

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Best Regards

Åsa Larsson
Head of Communications and Investor Relations
Securitas Systems

Telephone: +46 8 657 7433
Fax: +46 8 657 7625
Mobile: +46 70 660 7433
E-mail: asa.larsson@securitassystems.com

dw 4/18

SECURITAS SYSTEMS

PRESS RELEASE

Stockholm, 02 04 07

The Board of Directors proposes an incentive program for the management of the Securitas Systems group

The Board of Directors of Securitas Systems AB will present a proposal for an incentive program for the senior executives and key employees within the Securitas Systems group to be resolved at the Annual General Meeting on 9 May 2007. The convening of the Annual General Meeting will be made within shortly according to customary routines.

The proposal of the Board of Directors suggests a subscription warrant program which will be intended for about 60 employees within the Securitas Systems group. In short, the Board's proposal entails that the Annual General Meeting, with deviation from the shareholders' preferential rights, resolve on a directed issue of 5 000 000 subscription warrants entitling to subscription of 5 000 000 B-shares in Securitas Systems AB. The right to subscribe for the subscription warrants shall vest in Securitas Systems AB's wholly owned subsidiary Securitas Systems Sverige AB for transfer thereof to senior executives and key employees within the group. A full exercise of the subscription warrants may result in a total dilution of maximum approximately 1,37 per cent of the company's current share capital and 0,96 per cent of the number of votes.

Each subscription warrant shall entitle the holder the right to subscribe for one share of series B in Securitas Systems AB during the time period commencing 30 June 2007 up to and including 30 June 2012. The subscription rate shall be determined to SEK thirty (30). The subscription warrants shall be transferred to senior executives and key employees designated by the Board of Directors against payment of the fair market value calculated according to the Black and Scholes-model. The reasons for disregarding the shareholders' preferential rights are that Securitas Systems AB wishes to implement an incentive for senior executives and key employees, whereby they are offered the opportunity to take part in an increase in value of the company's shares.

Securitas Systems AB
Address: P.O. Box 12231 SE-102 26 Stockholm Sweden, **Visiting address:** Lindhagensplan 70
Phone: +46 8 657 76 00, **Fax:** +46 8 657 76 25, www.securitassystems.com

Subscribe for press releases

To subscribe on future reports and press releases from Systems, please visit www.securitassystems.com and subscribe under "Investor Relations".

For further information:

Peter Ragnarsson, CFO	+46 8 657 76 00
Åsa Larsson, Head of Communication and IR	+46 8 657 74 33

Securitas Systems AB (publ) is a world leading security systems integrator who offers complete security solutions for customers with high security demands within market segments such as banking, industry, defence, healthcare and retail. Services are based on modern technology and concepts include access control, video surveillance, intrusion protection and fire alarm systems. Total annual sales amount to approximately MSEK 6,000. The company has 5,400 employees and operates in 14 European countries and in the USA, Hong Kong and Australia. Systems' is listed on the Nordic list (mid cap) with ticker SYSI. For further information on Securitas Systems please visit the following website www.securitassystems.com.

SECURITAS SYSTEMS

PRESS RELEASE

Stockholm, 02 04 07

The Nomination Committee of Securitas Systems AB suggests two new Board Members

At the Annual General Meeting to be held on 9 May 2007, the Nomination Committee of Securitas Systems AB will propose Ulrik Svensson and Anders Böös to be elected new Directors of the Board.

Ulrik Svensson (born in 1961), a Master of Science in Business Administration and Economics, is the CEO of Melker Schörling AB and is also a member of the Board of Directors of Securitas Direct AB and Loomis AB.

Anders Böös (born in 1964), a Master of Science in Business Administration and Economics, was formerly the CEO in Drott AB and Hagströmer & Qviberg AB. He is the Chairman of the Board of Industrial and Financial Systems IFS AB and Observer AB and a member of the Board of Directors of Investment AB Latour and Explorer Property Fund Baltic States AB.

The Nomination Committee of Securitas Systems AB before the Annual General Meeting 2007 has consisted of:
Gustaf Douglas (Säkl AB and Investment AB Latour)
Melker Schörling (Melker Schörling AB)
Marianne Nilsson (Swedbank Robur Fonder)
Annika Andersson (Fjärde AP-fonden)

The Nomination Committee represents in total 48 percent of the votes and 26 per cent of the shares in Securitas Systems AB.

Subscribe for press releases
To subscribe on future reports and press releases from Systems, please visit www.securitassystems.com and subscribe under "Investor Relations".

For further information:

Peter Ragnarsson, CFO	+46 8 657 76 00
Åsa Larsson, Head of Communication and IR	+46 8 657 74 33

Securitas Systems AB
Address: P.O. Box 12231 SE-102 26 Stockholm Sweden, **Visiting address:** Lindhagensplan 70
Phone: +46 8 657 76 00, **Fax:** +46 8 657 76 25, www.securitassystems.com

SECURITAS SYSTEMS

Securitas Systems AB (publ) is a world leading security systems integrator who offers complete security solutions for customers with high security demands within market segments such as banking, industry, defence, healthcare and retail. Services are based on modern technology and concepts include access control, video surveillance, intrusion protection and fire alarm systems. Total annual sales amount to approximately MSEK 6,000. The company has 5,400 employees and operates in 14 European countries and in the USA, Hong Kong and Australia. Systems' is listed on the Nordic list (mid cap) with ticker SYSI. For further information on Securitas Systems please visit the following website www.securitassystems.com.

Securitas Systems AB
Address: P.O. Box 12231 S-102 26 Stockholm Sweden, **Visiting address:** Lindhagensplan 70
Phone: +46 8 657 76 00, **Fax:** +46 8 657 76 25, www.securitassystems.com

SECURITAS SYSTEMS

PRESS RELEASE

Stockholm, 04 04 07

Annual General Meeting in Securitas Systems AB (publ)

The Shareholders of Securitas Systems AB are hereby invited to attend the Annual General Meeting to be held at 5.00 p.m. CET on Wednesday 9 May 2007, at the Hilton Slussen Hotel, Guldgränd 8, Stockholm. Registration for the Annual General Meeting starts at 4.00 p.m. CET.

A. NOTICE OF ATTENDANCE

Shareholders who wish to attend the Annual General Meeting must:

(i) be recorded in the share register kept by the Swedish Central Securities Depository ("VPC AB") on Thursday 3 May 2007,

and

(ii) notify the company of their intent to attend the Annual General Meeting in writing to Securitas Systems AB, "AGM", P.O. Box 47022, SE-100 74 Stockholm, or by telephone +46 8 657 76 92, or by telefax +46 8 657 76 93 marked "Securitas Systems AGM" or via the company website www.securitassystems.com on Thursday 3 May 2007, at 4.00 p.m. CET at the latest. When giving notice of attendance, the shareholder shall state name, personal identity number (corporate identification number), address, telephone number and number of shares. Proxy and representative of a legal person shall submit papers of authorisation prior to the AGM. As confirmation of the notification, Securitas Systems AB will send an entry card, which shall be presented at registration for the AGM.

In order to participate in the Annual General Meeting, shareholders with nominee-registered shares must request their bank or broker to have the shares temporarily owner-registered with VPC AB by Thursday 3 May 2007. The shareholders must therefore notify their nominees in due time before the said date.

SECURITAS SYSTEMS

B. AGENDA

Proposal for Agenda

1. Opening of the Meeting.
2. Election of Chairman of the Annual General Meeting.
3. Preparation and approval of the voting list.
4. Approval of the Agenda.
5. Election of one or two person(s) to approve the minutes.
6. Determination of compliance with the rules of convocation.
7. Report of the President.
8. Presentation of the Annual Report and the Auditor's Report and the Consolidated Financial Statements and the group Auditor's Report
9. Resolutions regarding
    a) adoption of the Statement of Income and the Balance Sheet and the Consolidated Statement of Income and the Consolidated Balance Sheet as per 31 December 2006;
    b) appropriation of the company's profit according to the adopted Balance Sheet and record date for dividend;
    c) discharge from liability of the Board of Directors and the Managing Director for the financial year 2006.
10. Determination of the number of members and deputy members of the Board of Directors.
11. Determination of fees to the Board of Directors and the Auditors.
12. Election of members of the Board of Directors.
13. Election of members of the Nomination Committee.
14. Determination of guidelines for remuneration to management.
15. Resolutions regarding the proposals of the Board of Directors concerning:
    a) the implementation of an incentive program for certain employees of the Securitas Systems group.
    b) a directed issue of subscription warrants and approval of transfer of subscription warrants, etc.
16. Resolution regarding amendment of the articles of association.
17. Closing of the Meeting.

Election of Chairman of the Meeting (item 2 on the Agenda)

The Nomination Committee elected by the Annual General Meeting 2006 has proposed that Melker Schörling, Chairman of the Board, shall be elected Chairman of the Annual General Meeting 2007.

SECURITAS SYSTEMS

Proposal for Dividend (item 9 b) on the Agenda)

The Board of Directors proposes a dividend of SEK 0.40 per share to be declared. As record date for the dividend, the Board of Directors proposes 14 May 2007. If the Annual General Meeting resolves in accordance with the proposal, the dividend is expected to be distributed by VPC AB starting on 18 May 2007.

Proposal for Election of the Board of Directors and Resolution regarding fees (items 10-12 on the Agenda)

At the Annual General Meeting 2006, Gustaf Douglas (Säkl AB and Investment AB Latour), Melker Schörling (Melker Schörling AB), Marianne Nilsson (Swedbank Robur Fonder) and Annika Andersson (Fjärde AP-fonden) were elected members of the Nomination Committee up until the Annual General Meeting 2007.

In connection with the election of the Board of Directors and resolution regarding fees at the Annual General Meeting 2007, the Nomination Committee will present and motivate the proposals below and report on the work of the committee.

The Nomination Committee appointed at the Annual General Meeting 2006 has proposed as follows:

The number of board members shall be seven, without any deputy members. The Nomination Committee proposes re-election of the board members Carl Douglas, Tomas Franzén, Eva Lindqvist, Melker Schörling and Juan Vallejo, and new election of Ulrik Svensson and Anders Böös, for the period up to and including the Annual General Meeting 2008, with Melker Schörling as Chairman of the Board.

Ulrik Svensson (born in 1961), a Master of Science in Business Administration and Economics, is the CEO of Melker Schörling AB and is also a member of the Board of Directors of Securitas Direct AB and Loomis AB.

Anders Böös (born in 1964), was formerly the CEO in Hagströmer & Qviberg AB and Drott AB. He is the Chairman of the Board of Industrial and Financial Systems IFS AB and Observer AB and a member of the Board of Directors of Investment AB Latour and Explorer Property Fund Baltic States AB.

Information on all the proposed members of the Board of Directors is available on the company's website www.securitassystems.com.

Fees to the Board of Directors for the period up to and including the Annual General Meeting 2008 shall amount to SEK 1,400,000 in total to be distributed among the board members as follows: SEK 400,000 to the Chairman of the Board and SEK 200,000 to each of the other board members, except the President. Fee to the auditors shall be paid on current account.

Shareholders jointly representing approximately 26 per cent of the shares and approximately 48 per cent of the votes in the company have announced their intention to vote in accordance with the proposals of the Nomination Committee.

SECURITAS SYSTEMS

At the Annual General Meeting 2005, PricewaterhouseCoopers AB, Stockholm, was appointed auditor for a term of office of four years. Agneta Brevenhag,
Anna-Carin Bjelkeby and as from 2006, Kerstin Moberg, has been auditor in charge.

Proposal for election of members of the Nomination Committee (item 13 on the Agenda)
Shareholders together representing approximately 29 per cent of the shares and approximately 50 per cent of the votes in the company propose that the Annual General Meeting resolves as follows: The Nomination Committee shall consist of four members, whereby re-election of Gustaf Douglas (Säkl AB and Investment AB Latour), Melker Schörling (Melker Schörling AB) and Marianne Nilsson (Swedbank Robur Fonder) and new election of Mats Tunér (SEB Fonder) is proposed for the time period up until the Annual General Meeting 2008. Gustaf Douglas shall be appointed Chairman of the Nomination Committee. If a shareholder represented by one of the members of the Nomination Committee no longer is one of the major shareholders of the company or if a member of the Nomination Committee is no longer employed by such shareholder or for any other reason leaves the Nomination Committee before the Annual General Meeting 2008, the Nomination Committee shall be entitled to appoint another representative among the major shareholders to replace such member.

Proposal for resolution of guidelines for remuneration to management (item 14 on the Agenda)
The Board of Directors proposes that the Annual General Meeting resolves on guidelines for remuneration to the management principally entailing that salaries and other terms of remuneration to the management shall be in accordance with market conditions. In addition to a fixed salary, the management may also receive variable remuneration which shall have a predetermined cap and be based on the outcome in proportion to targeted results (and in some cases other key figures) within the individual area of responsibility (group or division) as well as other benefits. In addition to the variable remuneration, there may from time to time be approved share or share related incentive programs. The total cost of fixed and variable remuneration shall each year be set to an amount which includes all the company's remuneration costs, which enables the management to allocate part of the fixed and variable remuneration to other benefits, such as pension benefits. The pension plans of the management shall be principally fee-based.

Upon notice of termination by the company there may be a right to severance pay which in such cases shall have a predetermined cap. No severance pay shall be paid upon notice of termination by the employee.

The Board of Directors shall be entitled to deviate from the guidelines in an individual case, if there are specific reasons for such deviation.

SECURITAS SYSTEMS

Proposal of the Board of Directors for resolution on an incentive program and a directed issue of subscription warrants etc (item 15 a) and b) on the Agenda)

Proposal for a resolution to implement an incentive program for certain employees in the Securitas Systems group (item 15 a)

The Board of Director's proposal implies in brief that the Annual General Meeting shall resolve to implement an incentive program comprising approximately 60 senior executives within the Securitas Systems Group in Sweden and abroad ("Incentive Program 2007/2012"). It is proposed that the following principal terms and guidelines for the Incentive Program 2007/2012 shall apply. Senior executives and key-employees shall be offered to acquire, at market price, subscription warrants to be issued according to the Board of Director's proposal for resolution under item 15 b). The subscription warrants shall entitle to new subscription of shares of series B in Securitas Systems AB at a fixed rate of SEK thirty (30) during the exercise period of the subscription warrants.

The reasons for implementing the Incentive Program 2007/2012 are that Securitas Systems AB wishes to introduce an incentive for senior executives and key-employees within the group, whereby they can be offered the opportunity to take part in an increase in value of the company's share. This is expected to increase the interest in the company's development – as well as in the company's share price development – and to stimulate a continued company loyalty over the forthcoming years. The Incentive Program 2007/2012 shall, however, only be directed to such key-employees, who in their employment have a distinct responsibility for the company's development and a significant possibility to affect this.

The Board of Directors of Securitas Systems AB shall be entitled to resolve on the allotment of subscription warrants to the senior executives and key-employees within the group according to the following guidelines:

- CEO and President	max. 1,000,000 subscription warrants
- Other members of the group management and CEO of major foreign subsidiaries	max. 500,000 subscription warrants each
- CEO of minor foreign subsidiaries, controllers, other senior executives and key employees of the group	max. 250,000 subscription warrants each

There will be no guaranteed allotment. The employee's performance, position within, as well as contribution to the group shall be taken into account in connection with the offer and the allotment of subscription warrants. In case of over-subscription, allotment shall be made through a percentage reduction of the number of subscription warrants that each person entitled to subscribe has

subscribed for. If there are any subscription warrants remaining after the first allotment, allotment shall be made on a *pro rata* basis to the before mentioned persons entitled to subscribe in the abovementioned categories in proportion to the number of subscription warrants allotted to them in the first allotment. Acquired subscription warrants shall not be subject to pre-emptive rights.

Proposal for a resolution on a directed issue of subscription warrants and approval of transfer of subscription warrants, etc. (item 15 b)

In order to implement the Incentive Program 2007/2012, the Board of Directors proposes that the Annual General Meeting resolves on a directed issue of five million (5,000,000) subscription warrants with a right to new subscription of shares in Securitas Systems AB. Each subscription warrant shall entitle to subscription of one (1) new share of series B in Securitas Systems AB. Subscription for shares in Securitas Systems AB under the subscription warrants will take place during the time period commencing on 30 June 2007 up to and including 30 June 2012. The rate of new subscription will be determined to SEK thirty (30) per share (however, not less than the par value of the share).

With a deviation from the shareholders' preferential rights, the right to subscribe for the subscription warrants shall vest in Securitas Systems Sverige AB, a wholly-owned subsidiary of Securitas Systems AB. Subscription and payment of the subscription warrants shall be made by 10 May 2007 at the latest. Oversubscription is not possible. The subscription price shall correspond to the determined market value of the subscription warrants. The reasons for disregarding the shareholders' preferential rights are that Securitas Systems AB wishes to implement the Incentive Program 2007/2012 for allotment of subscription warrants to senior executives and key-employees within the group, whereby they are offered the opportunity to take part of an increase in value of the company's share.

Securitas Systems Sverige AB shall against payment, on one or several occasions, transfer the subscription warrants to the senior executives and key-employees within the Securitas Systems group designated by the Board of Directors of Securitas Systems AB. Transfer shall be made at the fair market value at the time of transfer, which value is to be determined by an independent valuation institute according to an accepted valuation model (Black & Scholes). The subscription warrants shall be subject to customary recalculation conditions. The Board of Directors shall be entitled to adjust the terms in Incentive Program 2007/2012 to the extent required in order to allow allotment of subscription warrants to persons in other jurisdictions to, as far as practically possible, be made on conditions corresponding to what follows from Incentive Program 2007/2012.

At full subscription of the now proposed issue and at full exercise of the subscription warrants, the share capital may be increased by a total of maximum SEK five million (5,000,000), equivalent to approximately 1.37 per cent of the company's current share capital and approximately 0.96 per cent of the number of votes. In aggregate the program may result in a total dilution of maximum approximately 1.35 per cent in proportion to the share capital and approximately 0.95 per cent in proportion to the number of votes, calculated as the number of new shares in relation to the number of existing shares and new shares.

SECURITAS SYSTEMS

Other important key ratios will at full subscription and full conversion of all issued subscription warrants be affected as follows:

- earnings per share: a reduction by SEK 0,01 from SEK 0,92 to SEK 0.91;
- equity per share: an increase by SEK 0,11 from SEK 6,12 to SEK 6,23.

The above calculations of the key ratios are based on the combined financial statements for Securitas Systems AB for 2006.

The Incentive Program 2007/2012 will not lead to any significant costs. Therefore, no measures have been taken to hedge the program.

It is proposed that the Annual General Meeting resolves to approve the transfer of subscription warrants to senior executives and key-employees in the group as described above.

The Board of Director's proposal includes that the Board of Directors or anyone appointed by the Board of Directors shall be authorised to make the minor adjustments of the above mentioned proposals for resolutions that may be required in connection with the registration of the above resolutions by the Swedish Companies Registration Office.

The proposals of the Board of Directors have been processed by the Board of Directors. Juan Vallejo, CEO, President of the group, and Board Member, to whom subscription warrants may be allotted, has not participated in the process of the matter.

The Board of Directors' proposal for a resolution according to item 15 a) and b) shall be considered as a package, as the different proposals are subject to and connected with each other. For this reason, it is proposed that the Annual General Meeting adopts one single resolution regarding the above mentioned proposals with observance of the majority rules stated in chap 16, § 8 of the Swedish Companies Act, meaning that the resolution shall be supported by shareholders representing at least nine-tenths of both the number of votes cast and the shares represented at the Annual General Meeting.

Proposal for a resolution to amend the articles of association (item 16 on the Agenda)
The Board of Directors proposes that the Annual General Meeting resolves to amend the articles of association so that a notice to attend a general meeting shall be announced in Svenska Dagbladet and in Dagens Industri (§ 7 second paragraph).

The proposal of the Board of Directors is subject to the resolution adopted by the Annual General Meeting being supported by shareholders representing at least two-thirds of both the votes cast as well as the shares represented at the meeting.

Securitas Systems AB
Address: P.O. Box 12231 S-102 26 Stockholm Sweden, Visiting address: Lindhagensplan 70
Phone: +46 8 657 76 00, Fax: +46 8 657 76 25, www.securitassystems.com

SECURITAS | SYSTEMS

C. AVAILABLE DOCUMENTS

Accounting documents and the auditor's report will be available at the company and on the company's website www.securitassystems.com from 25 April 2007 and will be sent to all shareholders in connection with the meeting. The complete proposals of the Board of Directors with regard to items 9 b), 14, 15 and 16 on the agenda and relating documents will be available at the company as from 25 April 2007 and copies will be sent to shareholders on request. Accounting documents and the auditor's report and the complete proposals of the Board of Directors will also be available at the Annual General Meeting.

Stockholm in April 2007
The Board of Directors
SECURITAS SYSTEMS AB (publ)

This press release is also available on www.securitassystems.com

END